Exhibit 99.2

EVOGENE LTD.

PROXY FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 20, 2016
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Eyal Leibovitz, Merav Shaul-Shalem and Sassi Masliah, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Evogene Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on June 20, 2016 at the 2016 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, on Wednesday, July 20, 2016 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of 2016 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

The undersigned acknowledges that the English version of the Notice of 2016 Annual General Meeting of Shareholders of the Company (the “Notice”) relating to the Meeting can be viewed at http://investors.evogene.com/sec-filings.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposals 3 and 4), this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 3 or 4, the undersigned will be deemed to have not participated in the voting on such proposal.

IMPORTANT NOTE: The vote under this proxy will not be counted towards the majority required for the approval of Proposals 3 or 4 unless the undersigned either (i) confirms that he, she or it does not have a conflict of interest in the approval of Proposals 3 or 4 by completing the box for Item 3A and/or 4A on the reverse side, or (ii) contacts the Company, in accordance with instructions in the proxy statement for the Meeting, to vote on Proposals 3 or 4 via a separate proxy card which is designed for a shareholder who has such a conflict of interest.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

July 20, 2016

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in envelope. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEMS
3A AND 4A RELATING TO PROPOSALS 3 AND 4, RESPECTIVELY.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
Important Instructions for Items 3A and 4A relating to Proposals 3 and 4, respectively:	1.	Reelection of each of the following directors for a one-year term that expires at the next annual general meeting of shareholders of the Company, upon the election and due qualification of his or her successor:
PLEASE BE CERTAIN TO FILL IN THE BOX FOR ITEM 3A AND 4A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS 3 AND 4.

Under the Companies Law, you cannot be counted towards the majority required for Proposals 3 or 4 unless you provide either (i) the foregoing important confirmation or (ii) a confirmation that you actually do have a conflict of interest in the approval of Proposal 3 or 4, as described below.

If you have a conflict of interest in the approval of Proposal 3 or 4, you may vote on that proposal by contacting the Company’s Corporate Secretary (telephone: +972-8-9311971 or fax: +972-8-9466724), who will provide you with a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to Proposals 3 or 4 and should not fill in the box for Items 3A or 4A).

If you hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company as described above.

		(a) Mr. Martin S. Gerstel (b) Mr. Ziv Kop (c) Dr. Adina Makover (d) Mr. Leon Y. Recanati (e) Dr. Kinneret Livnat Savitsky	☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐
	2.	Re-appointment of Kost, Forer, Gabbay & Kasierer as the Company's independent, external auditors for the year ending December 31, 2016.	☐	☐	☐
	3.	Approval of payment of $89,310 cash bonus to Mr. Ofer Haviv, the Company’s President and Chief Executive Officer, in respect of 2015.	☐	☐	☐
3A
The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement for the Meeting) in the approval of Proposal 3

☐
4.
Approval of the objectives related to, and target amount and potential payment in 2017 of, a cash bonus to the Company's President & Chief Executive Officer, to the extent of his achievement of those objectives in 2016.

			☐	☐	☐
4A.
The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement for the Meeting) in the approval of Proposal 4

☐
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.